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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER

8-70748

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING __11/08/2022__ AND ENDING __12/31/2023__

                                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: __GTN AMERICAS FINANCIAL SERVICES, INC.__

TYPE OF REGISTRANT (check all applicable boxes):

☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant

    ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

__32 OLD SLIP, SUITE 3200C__

(No. and Street)

__NEW YORK__	__NY__	__10005__
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

__HASNAIN NAVEED__	__212-668-8700__	__HNAVEED@ACISECURE.COM__
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

__PKF O'CONNOR DAVIES, LLP__

(Name – if individual, state last, first, and middle name)

__245 PARK AVENUE__	__NEW YORK__	__NY__	__10167__
(Address)	(City)	(State)	(Zip Code)
__SEPTEMBER 29, 2003__		__127__	
(Date of Registration with PCAOB)(if applicable)		(PCAOB Registration Number, if applicable)	

FOR OFFICIAL USE ONLY

---

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Eric Krueger _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of GTN AMERICAS FINANCIAL SERVICES, INC. _____, as of December 31 _____, 2 023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title:

CEO

GINGER GILL
NOTARY PUBLIC, STATE OF NEW YORK
Registration No. 01GI6172952
Qualified in New York County
My Commission Expires 08/20/2027

Notary Public

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

GTN AMERICAS FINANCIAL SERVICES, INC.

Statement of Financial Condition

With

Report of Independent Registered Public Accounting Firm

As of December 31, 2023

This report is deemed PUBLIC in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934.

GTN AMERICAS FINANCIAL SERVICES, INC.
AS OF DECEMBER 31, 2023

Table of Contents



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

**To the Stockholders of
GTN Americas Financial Services, Inc.**

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of GTN Americas Financial Services, Inc. (the "Company"), as of December 31, 2023, and the related notes to statement of financial condition (collectively referred to as the "financial statement"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023, in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PKF O'Connor Davies, LLP

We have served as the Company's auditor since 2023.

March 19, 2024

PKF O'CONNOR DAVIES, LLP
245 Park Avenue, New York, NY 10167 | Tel: 212.867.8000 or 212.286.2600 | Fax: 212.286.4080 | www.pkfod.com

PKF O'Connor Davies, LLP is a member firm of the PKF International Limited network of legally independent firms and does not accept any responsibility or liability for the actions or inactions on the part of any other individual member firm or firms.

GTN AMERICAS FINANCIAL SERVICES, INC.
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2023

ASSETS:

Cash	$	1,293,384
Operating right of use asset		859,195
Deposit at clearing firm		102,347
Accounts receivable		136,739
Security deposit		71,419
Fixed assets, net		17,468
Other assets		11,620
TOTAL ASSETS	$	2,492,172

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES:

Operating lease liability	$	856,141
Accounts payable and accrued expenses		119,114
Due to broker		82,911
Due to Parent Co.		1,513
TOTAL LIABILITIES		1,059,679

COMMITMENTS AND CONTINGENCIES

STOCKHOLDERS' EQUITY:

Common stock; $0 par value, 100 shares authorized, 100 issued and outstanding	50,000
Additional paid-in capital	3,450,000
Accumulated deficit	(2,067,507)
TOTAL STOCKHOLDERS' EQUITY	1,432,493
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 2,492,172

See accompanying notes to financial statement

NOTE 1 – ORGANIZATION AND NATURE OF BUSINESS:

GTN Americas Financial Services, Inc. (the "Company") was incorporated in the state of Delaware on March 8, 2021. The Company is wholly owned subsidiary of Global Market Access, Inc. (the "Parent"), which acquired it in June 2021. The Company is also indirectly owned by GTN Group Holding Limited and NTG Global Holding Limited ("Parent Co.") which are also the Parent companies of the Parent. The Company is a registered broker-dealer with the U.S. Securities and Exchange Commission ("SEC") and is a member of both the Financial Industry Regulatory Authority, Inc. ("FINRA") and the Securities Investors Protection Corporation ("SIPC").

The Company is authorized to engage in transactions in listed and over-the counter corporate equities securities, corporate debt securities, mutual funds, government securities, put and call or option writer, and non-exchange member arranging for transactions in listed securities by exchange members. The Company introduces its customer accounts to a carrying broker on a fully disclosed basis. The Company maintains an office in New York, New York.

The Company operates under the provisions of Paragraph (k)(2)(ii) pursuant to SEC Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that rule. The requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("GAAP") as detailed in the Financial Accounting Standards Board's Accounting Standards Codification.

Use of Estimates

The preparation of financial statements and related disclosures in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of income and expenses during the reporting period. Accordingly, actual results could differ from those estimates and such differences could be material.

Accounts Receivable

The Company carries its accounts receivable at cost less an allowance for doubtful accounts. On a periodic basis, the Company evaluates its accounts receivable and establishes an allowance for doubtful accounts based on history of past write-offs and collections and current credit conditions. No allowance for doubtful accounts was required at December 31, 2023.

Financial Instruments-Credit Losses

The Company follows ASC Topic 326, Financial Instruments - Credit Losses ("ASC 326"). ASC 326 impacts the impairment model for certain financial assets measured at amortized cost by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset, recorded at inception or purchase. For certain financial assets measured at amortized cost (e.g., cash and cash equivalents), the Company has concluded that there are de minimis expected credit losses based on the nature and contractual life or expected life of the financial assets and immaterial historic and expected losses.

The Company's conclusion that an allowance for credit losses was required is based on the Company's expectation for the collectability of the receivable utilizing the CECL framework. The Company considers factors such as historical experience, credit quality, age of balances and current and future economic conditions that may affect the Company's expectation of the collectability in determining the allowance for credit losses. The Company's expectation is that the credit risk associated with fees is not significant based on the contractual arrangement and expectation of collection in accordance with industry standards. At December 31, 2023, no allowance for credit losses was considered necessary.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

Revenue Recognition

Order flow rebates
In certain instances, the Company may be entitled to an exchange rebate on a per-share basis for providing liquidity to the overall market. The rebate is paid by the executing brokers on which the order is executed, which is itemized on a monthly invoice from the executing brokers, and subsequently remitted to the Company in the month after the execution is completed. The Company recognizes revenue and records a receivable on its statement of financial condition on a trade date basis. These revenues are recognized at a point in time.

Commissions
The Company earns commissions on client transactions in equity securities, debt securities, and other exchange traded products. Commission and related clearing expenses are recorded on the trade date. The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer. These revenues are recognized at a point in time.

Disaggregation of Revenue
All of the Company's revenues for the period ended December 31, 2023 are disaggregated.

Receivables and Contract Balances
Receivables arise when the Company has an unconditional right to receive payment under a contract with a customer and are realized when the cash is received. The receivable balance for the period ended December 31, 2023 was $136,739 which is comprised of order flow rebates receivables.

Contract assets arise when the revenue associated with the contract is recognized prior to the Company's unconditional right to receive payment under a contract with a customer (i.e., unbilled receivable) and are realized when either it becomes a receivable or the cash is received. Contract assets are reported in the Statement of Financial Condition. As of December 31, 2023, contract asset balance was $0.

Contract liabilities arise when customers remit contractual cash payments in advance of the Company satisfying its performance obligations under the contract and are realized when the revenue associated with the contract is recognized when the performance obligation is satisfied. As of December 31, 2023, there were no contract liabilities.

Significant Judgement
Significant judgement is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

Leases
The Company recognizes and measures its leases in accordance with FASB ASC 842, Leases. The Company is a lessee in a noncancellable operating leases, for office space. The Company determines if an arrangement is a lease, or contains a lease, at inception of a contract and when the terms of an existing contract are changed. The Company recognizes a lease liability and a right of use (ROU) asset at the commencement date of the lease. The lease liability is initially and subsequently recognized based on the present value of its future lease payments. Variable payments are included in the future lease payments when those variable payments depend on an index or a rate. The discount rate is the implicit rate if it is readily determinable or otherwise the Company uses its risk-free rate.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

Leases (Continued)

The implicit rates of the Company's leases are not readily determinable and accordingly, the Company uses an risk-free rate based on the information available at the commencement date for all leases. The operating ROU asset is subsequently measured throughout the lease term at the amount of the remeasured lease liability (i.e., present value of the remaining lease payments), plus unamortized initial direct costs, plus (minus) any prepaid (accrued) lease payments, less the unamortized balance of lease incentives received, and any impairment recognized. Lease cost for lease payments is recognized on a straight-line basis over the lease term.

In February 2016, the FASB established Topic 842, Leases, by issuing Accounting Standards Update (ASU) No. 2016-02, which requires lessees to recognize leases on-balance sheet and disclose key information about leasing arrangements. Topic 842 was subsequently amended by ASU No. 2018-01, Land Easement Practical Expedient for Transition to Topic 842; ASU No. 2018-10, Codification Improvements to Topic 842, Leases; and ASU No. 2018-11, Targeted Improvements. The standard established a right-of-use model ("ROU") that requires a lessee to recognize a ROU asset and lease liability on the balance sheet for all leases with a term longer than 12 months. Leases will be classified as finance or operating, with classification affecting the pattern and classification of expense recognition in the income statement.

Variable payments are included in the future lease payments when those variable payments depend on an index or a rate. The ROU asset is subsequently measured throughout the lease term at the amount of the remeasured lease liability (i.e., present value of the remaining lease payments), plus unamortized initial direct costs, plus (minus) any prepaid (accrued) lease payments, less the unamortized balance of lease incentives received, and any impairment recognized. Lease cost for lease payments is recognized on a straight-line basis over the lease term.

The new standard also provides practical expedients for an entity's ongoing accounting. This means that no ROU assets and lease liabilities are recognized for leases that qualify as short-term. The Company also elected the practical expedient to not separate lease and non-lease components for all of its leases.

Income Taxes

The Company consolidates its tax return with the Parent, on a calendar year basis. Federal income taxes are calculated as if the Company filed on a separate basis and the amount of current tax and/or benefit calculated is either remitted to or received from the Parent. The Company accounts for income taxes in accordance with FASB ASC 740 "Income Taxes." Federal and state income taxes are calculated and recorded on the current period's activity in accordance with the tax laws and regulations that are in effect. Deferred tax expenses and benefits are recognized based on the differences between the financial statement carrying amounts and the tax bases of assets and liabilities, using enacted tax rates in effect in the years the differences are expected to reverse.

The Company accounts for uncertainties in income taxes under the provisions of FASB ASC 740-10-05, "Accounting for Uncertainty in Income Taxes" ("ASC"). The ASC clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements. The ASC prescribes a recognition threshold and measurement attitude for the financial statement recognition and measurement of as tax position taken or expected to be taken in a tax return. The ASC provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition.

The provision for income tax is composed of the following:

	Current	Deferred
Federal expense (benefit)	$ (381,739)	$ (52,438)
State expense (benefit)	(118,157)	(16,231)
Valuation allowance	499,896	68,669
Total income tax expense (benefit)	$ -	$ -

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

Income Taxes (Continued)

As of December 31, 2023, the Company had an estimated federal and state net operating loss carryforward of $2,067,507 resulting in estimated deferred tax assets of approximately $568,565. The estimated deferred tax assets for the Company are calculated based on the federal rate of 21%. Management believes that is more likely than not that the tax benefits will not be realized and has booked a 100% allowance against these deferred tax assets.

NOTE 3 – NET CAPITAL REQUIREMENTS:

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 12.5 to 1, in the first year of membership and 15 to 1, thereafter, Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2023, the Company had net capital of $1,193,612 which was $1,185,570 in excess of its required net capital of $8,042. The Company's ratio of aggregate indebtedness to net capital was 0.1011 to 1.

NOTE 4 – CONCENTRATION OF CREDIT RISK:

Cash
The Company maintains cash balances that, at times, may exceed the amount insured by the Federal Deposit Insurance Corporation. The exposure to the Company is solely dependent upon daily bank balances and the strength of the financial institutions. The Company has not incurred any losses on this account. At December 31, 2023, the amount in excess of insured limits was $680,810. The net capital requirements are not impacted by amounts over the FDIC insurance limit. The cash balance at one of the banks was $930,810 as of December 31, 2023.

Accounts Receivable
As of December 31, 2023, approximately 92% of the Company's fees receivable balance was from three customers.

Revenues
During the year ended December 31, 2023, approximately 96% of the Company's revenue was from four customers.

NOTE 5 – RELATED PARTY TRANSACTIONS:

Due to Parent Co. and Parent
For the period ended December 31, 2023, the Company has an expense sharing agreement (the "Agreement") in place with the Parent and Parent Co. The Agreement permits the allocation of certain shared expenses to the Company. The balance due to the Parent Co. as of December 31, 2023 was $1,513.

The shared expenses consist of purchase of IT equipment and services, infrastructure services, marketing events, merchandise and collateral, subscriptions, and any general and operational goods or services.

In addition, $208,429 was fully reimbursed by the Company to the Parent for the expenses paid on behalf of the Company. The reimbursed expenses consist of compensation, occupancy, IT equipment and subscriptions. These expenses were recorded in the employee compensation and benefits, rent and occupancy costs, and office expenses. As of December 31, 2023, the amount owed to the Company was $0.

NOTE 6 – FIXED ASSETS:

Fixed assets are stated at cost, less accumulated depreciation. Depreciation is based on the straight line method over one to five years, the estimated useful lives of the assets. Fixed assets consisted of the following as of December 31, 2023:

		Useful Life
Fixed Assets	$ 21,165	1 to 5 years
Less: Accumulated depreciation	3,697	
Net fixed assets	$ 17,468	

NOTE 7 – RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS:

The Financial Accounting Standards Board (the "FASB") has established the Accounting Standards Codification ("Codification" or "ASC") as the authoritative source of GAAP recognized by the FASB. The principles embodied in the Codification are to be applied by nongovernmental entities in the preparation of financial statements in accordance with GAAP in the United States. New accounting pronouncements are incorporated into the ASC through the issuance of Accounting Standards Updates ("ASUs").

The only accounting pronouncement that was adopted by the Company during the period was ASC 326 Financial Instruments-Credit Losses, as more fully described in Note 2 to the financial statements.

NOTE 8 – COMMITMENTS AND CONTINGENCIES:

Operating Lease - New York

The Company has a lease for office space in New York City which expires on April 30, 2029. The lease is secured by a $67,181 deposit held by the landlord, which is included in the other assets on the statement of financial condition.

It is accounted for as an operating lease. Maturities of lease liabilities under noncancellable operating leases as of December 31, 2023 are as follows:

2024	$ 100,772
2025	201,544
2026	201,544
2027	201,544
2028	201,544
Thereafter	67,181
Total undiscounted lease payments	974,129
Less imputed interest	(117,988)
Total lease liability	$ 856,141

The weighted average remaining lease term is 5 years and 4 months, and the weighted average discount rate used was the five year Treasury rate, as of November 1, 2023, of 4.67%.

Operating Lease - North Carolina

The Company has another operating lease for office space not subject to ASC 842, according to the short-term lease exemption. The Company recognizes lease cost associated with this lease on a straight-line basis over the lease term. The Company currently leases office space on a short term basis in Raleigh, North Carolina. The lease expired on August 31, 2023 and is now on a month-to-month basis. This lease is also secured by a $4,238 deposit held by the landlord, which is included in the security deposit of $71,419 on the statement of financial condition.

NOTE 9 – DUE TO/FROM BROKERS:

Pursuant to clearing agreement, the Company introduces all of its securities transactions to its clearing broker on a fully- disclosed basis. All of the customers' money balances and long and short security positions are carried on the books of the clearing broker. In accordance with the agreement, the Company has agreed to indemnify the clearing broker for losses, if any, which the clearing broker may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing broker monitor collateral on the customers' accounts.

 The clearing broker has custody of the Company's cash balances which serve as collateral for any amounts due to the clearing broker as well as collateral for securities sold short or securities purchased on margin.

Due from brokers represents amounts due from its clearing broker, which included a clearing deposit of $102,347 and $82,911 payable balance at December 31, 2023.

NOTE 10 – 401K RETIREMENT PLAN:

The Company maintains a contributory 401(k) Plan (the "Plan"). The Plan is for the benefit of all eligible employees who may make voluntary contributions to the Plan which cannot exceed annual limits set by the Internal Revenue Service. The Company makes contributions equal to 3% of all eligible employees' total compensation. Contributions are subject to certain limitations.

NOTE 11 – SUBSEQUENT EVENTS:

The Company has evaluated events subsequent to the Statement of Financial Statements date for items requiring recording or disclosure in the financial statements. The evaluation was performed through the date the financial statements were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.